Exhibit 99.8

UNITED UTILITIES PLC

14 JULY 2005

United Utilities PLC announces that it has received a notification yesterday from Fidelity International Limited and its direct and indirect subsidiaries stating that, following the consolidation and reclassification of A shares into New Ordinary Shares, the company as at 13 July 2005 no longer had a notifiable interest in the share capital of United Utilities PLC.

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United Utilities’ ordinary shares trade on the London Stock Exchange and its ADRs, each equal to two ordinary shares, trade on the New York Stock Exchange under the Trading Symbol ‘UU’.